The Joint Annual Meeting of Shareholders of the Common Shares of First Trust Energy Infrastructure Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty Finance and Financial Opportunities Fund, First Trust Dividend and Income Fund, and First Trust High Income Long/Short Fund was held on April 17, 2013 (the "Annual Meeting"). At the Annual Meeting, Trustees James
A. Bowen and Niel B. Nielson were elected by the Common Shareholders of the First Trust Dividend and Income Fund as Class III Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2016. The number of votes cast in favor of Mr. Bowen was 7,003,741, the number of votes against was 304,451 and the number of abstentions was 951,325. The number of votes cast in favor of Mr. Nielson was 7,032,436, the number against was 275,756 and the number of abstentions was 951,325. Richard E. Erickson, Thomas R. Kadlec and Robert F. Keith are the other current and continuing Trustees.

A special meeting of shareholders of the Fund was held on September 16, 2013. At the meeting, shareholders approved a new investment subadvisory agreement between the Fund, First Trust and Chartwell Investment Partners, L.P. 4,206,326 (50.93%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new investment sub-advisory agreement was 3,693,856, the number of votes against was 173,094, and the number of abstentions was 339,376. The terms of the new investment sub-advisory agreement are substantially similar to the terms of the previous agreement.